Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 7 DATED JUNE 13, 2008
TO THE PROSPECTUS DATED DECEMBER 19, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 19, 2007, as supplemented by Supplement No. 1, dated January 4, 2008, Supplement No. 2, dated January 31, 2008, Supplement No. 3, dated March 6, 2008, Supplement No. 4, dated April 8, 2008, Supplement No. 5, dated April 24, 2008, and Supplement No. 6, dated June 2, 2008, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 7 is to disclose:

•	the status of our initial public offering;

•	change to the suitability standards for investors in the state of Iowa;

•	our proposed acquisition of Creekside Crossing in Lithonia, Georgia; and

•	an update to Table II — Private Programs of our prior performance tables contained in Supplement No. 5 to our prospectus.

Status of Our Initial Public Offering

As of May 23, 2008, we had received and accepted subscriptions in our offering for 11,319,554 shares of our common stock, or approximately $113,091,000, excluding shares issued under our distribution reinvestment plan.

Suitability Standards

Iowa.  Investors who reside in the state of Iowa must have either (1) a net worth of at least $250,000 or (2) an annual gross income of at least $70,000 and net worth of at least $70,000. In addition, an investor from the state of Iowa may not invest more than 10% of that investor’s net worth in shares of our common stock and the securities of our affiliates.

Proposed Acquisition of Creekside Crossing

On June 6, 2008, our board of directors approved the acquisition of Creekside Crossing, or the Creekside property, located in the Atlanta submarket of Lithonia, Georgia. The Creekside property is a 280-unit garden-style apartment property which consists of 10 three and four-story residential buildings and a clubhouse/leasing office, situated on approximately 14.4 acres. Completed in 2003, the Creekside property consists of approximately 281,000 rentable square feet and is currently 94.3% leased.

We anticipate purchasing the Creekside property for a purchase price of $25,400,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing and proceeds from this offering. We expect to pay our advisor and its affiliate an acquisition fee of $623,000, or 3.0% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the second quarter of 2008; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of the Creekside property.

Prior Performance Tables

Table II — Private Programs in the prior performance tables contained in our prospectus, as disclosed in Supplement No. 5 to our prospectus, is hereby updated and supplemented by the following table:

TABLE II
COMPENSATION TO SPONSOR (UNAUDITED)
PRIVATE PROGRAMS
December 31, 2007

Table II presents the types of compensation paid to Grubb & Ellis Group and its affiliates on a cash basis in connection with prior programs during the three years prior to December 31, 2007. As of December 31, 2007, there were 197 private programs which paid compensation to Grubb & Ellis Group and its affiliates during the preceding three years. 103 private program offerings closed in the past three years. As of December 31, 2007, there were 14 affiliated investments by public programs in 11 private programs, one of which closed in the three years prior to December 31, 2007. For programs with affiliated ownerships, the pro rata share of payments relating to affiliated ownerships are aggregated and disclosed in Table II. Table II further discloses the impact of the pro rata share of aggregate affiliated ownership payments on total payments to sponsor by excluding amounts relating to public program (affiliated) ownership in private programs. 94 of the Other Programs made payments to Grubb & Ellis Group and its affiliates in the three years prior to December 31, 2007, 77 of the Other Programs closed prior to December 31, 2004 and 17 of the Other Programs remained open as of December 31, 2007.

					Total Private
					Programs
	103	94	197	Less	Excluding
	Private	Other	Private	11 Affiliated	Affiliated
	Programs	Programs	Programs	Programs	Ownership

	May 7, 2004 to	July 1, 1998 to
Date Offering Commenced	August 29, 2007	November 27, 2007
Dollar Amount Raised	$1,432,006,000	$749,410,000	$2,181,416,000	$61,635,000	$2,119,781,000

Amounts Paid to Sponsor from Proceeds of Offering:
Selling Commissions to Selling Group Members	$83,612,000	$8,972,000	$92,584,000	$—	$92,584,000
Marketing Support & Due Diligence Reimbursement	43,312,000	4,688,000	48,000,000	—	48,000,000
Organization & Offering Expenses	25,944,000	1,780,000	27,724,000	—	27,724,000
Loan Fees	14,447,000	1,508,000	15,955,000	—	15,955,000
Acquisition Fees	—	—	—	—	—

Totals	$167,315,000	$16,948,000	$184,263,000	$—	$184,263,000

Amounts Paid to Sponsor at Acquisition for Real Estate Acquisition Fees	$82,851,000	$7,413,000	$90,264,000	$—	$90,264,000

Dollar Amount of Cash Generated from Operations Before Deducting Payments to Sponsor	$217,135,000	$138,150,000	$355,285,000	$13,553,000	$341,732,000

Amounts Paid to Sponsor from Operations — Year 2005
Property Management Fees	$3,305,000	$8,319,000	$11,624,000	$1,078,000	$10,546,000
Asset Management Fees	31,000	991,000	1,022,000	—	1,022,000
Leasing Commissions	2,613,000	4,211,000	6,824,000	1,247,000	5,577,000

Totals	$5,949,000	$13,521,000	$19,470,000	$2,325,000	$17,145,000

Amounts Paid to Sponsor from Operations — Year 2006
Property Management Fees	$10,095,000	$8,091,000	$18,186,000	$697,000	$17,489,000
Asset Management Fees	—	—	—	—	—
Leasing Commissions	5,407,000	5,408,000	10,815,000	269,000	10,546,000

Totals	$15,502,000	$13,499,000	$29,001,000	$966,000	$28,035,000

Amounts Paid to Sponsor from Operations — Year 2007
Property Management Fees	$15,581,000	$4,239,000	$19,820,000	$236,000	$19,584,000
Asset Management Fees	35,000	30,000	65,000	—	65,000
Leasing Commissions	6,728,000	2,908,000	9,636,000	67,000	9,569,000

Totals	$22,344,000	$7,177,000	$29,521,000	$303,000	$29,218,000

Amounts Paid to Sponsor from Property Sales and Refinancings:
Real Estate Commissions	$13,279,000	$24,442,000	$37,721,000	$1,967,000	$35,754,000
Incentive Fees	78,000	3,093,000	3,171,000	501,000	2,670,000
Construction Management Fees	895,000	707,000	1,602,000	214,000	1,388,000
Refinancing Fees	639,000	371,000	1,010,000	82,000	928,000

Totals	$14,891,000	$28,613,000	$43,504,000	$2,764,000	$40,740,000

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